SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                SCHEDULE 13D
                               (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                       CAPSTEAD MORTGAGE CORPORATION
                              (NAME OF ISSUER)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                14067E 10 0
                               (CUSIP NUMBER)

                             Randal A. Nardone
                   Chief Operating Officer and Secretary
                         Fortress Investment Corp.
                        1301 Avenue of the Americas
                          New York, New York 10019
                               (212) 798-6100
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  COPY TO:

                             J. Gregory Milmoe
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                              December 9, 1999
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box ( ).

                            (Page 1 of 7 Pages)



CUSIP NO. 14067 10 0                    13D               PAGE 2 OF 7 PAGES

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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       FORTRESS INVESTMENT CORP. (I.R.S. EMPLOYER IDENTIFICATION NUMBER [   ])

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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
       NOT APPLICABLE                                               (b) |_|

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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS
       WC

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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)   |  |

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

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   NUMBER OF         7     SOLE VOTING POWER            - 10,756,000 -
     SHARES          ---------------------------------------------------------
  BENEFICIALLY        8     SHARED VOTING POWER          - 0 -
    OWNED BY          --------------------------------------------------------
      EACH            9     SOLE DISPOSITIVE POWER       - 10,756,000 -
   REPORTING          --------------------------------------------------------
  PERSON WITH        10     SHARED DISPOSITIVE POWER     - 0 -

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -10,756,000 -

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                  |_|
       NOT APPLICABLE

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.91% (BASED ON 67,610,405 SHARES OF COMMON STOCK OUTSTANDING AS OF DECEMBER 7, 1999 AND ASSUMING CONVERSION OF THE PREFERRED STOCK BENEFICIALLY OWNED BY THE REPORTING PERSON)

  ----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       CO
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ITEM 1.               SECURITY AND ISSUER.

               This statement relates to shares of the common stock, $0.01 par value per share ("Common Stock"), of Capstead Mortgage Corporation, a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at: 8401 North Central Parkway, Dallas, TX 75225.


ITEM 2.               IDENTITY AND BACKGROUND.

               Fortress Investment Corp. ("Fortress") is a Maryland corporation. The address of its principal office is 1301 Avenue of the Americas, New York, New York 10019. Fortress's principal business is real estate-related investments.

               Set forth on Annex A to this Schedule 13D is a listing of the directors and executive officers of Fortress (collectively, the "Covered Persons"), the present principal occupation or employment of each of the Covered Persons and the business address of each of the Covered Persons. Each of the Covered Persons is a United States citizen.

               None of Fortress or, to the best of its knowledge, the Covered Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding a violation with respect to such laws.


ITEM 3.               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Fortress obtained the funds to purchase the Preferred Stock (as defined in Item 4 hereof) from its working capital. In addition, if necessary, Fortress will obtain the funds needed to purchase shares of Common Stock, if any, in the open market as described in Item 4, from its working capital.

ITEM 4.               PURPOSE OF TRANSACTION.

               On December 9, 1999, pursuant to the terms of a Series C and Series D Convertible Preferred Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of that date, between Fortress and the Issuer, Fortress purchased (the "Preferred Stock Purchase") from the Issuer 5,378,000 shares of the Issuer's newly created $0.56 Cumulative Convertible Preferred Stock, Series C (the "Series C Preferred Stock") and 5,378,000 shares of the Issuer's newly created $0.40 Cumulative Convertible Preferred Stock, Series D (the "Series D Preferred Stock") (together, the "Preferred Stock") for an aggregate purchase of $51,200,000, or $4.76 per share. Each share of Series C Preferred Stock is convertible into one share of Common Stock and has a liquidation preference of $6.89 per share. Each share of Series D Preferred Stock is convertible into one share of Common Stock and has a liquidation preference of $4.76 per share. This investment by Fortress represents an ownership interest in the Issuer of approximately 16 percent, based on 67,610,405 shares of Common Stock outstanding as of December 7, 1999 and assuming full conversion of the Preferred Stock. The Articles Supplementary to the Issuer's Charter with respect to the Preferred Stock contain certain anti-dilution provisions which will cause the number of shares of Common Stock into which the Preferred Stock will be convertible to be adjusted upon the occurrence of dilutive events. Fortress purchased the Preferred Shares because it believed that, through its infusion of capital and the consummation of the transactions described below, it could increase the value of the Common Stock.

               In connection with this investment by Fortress, the Issuer's Board of Directors (the "Board") (i) approved an immediate increase in the number of Directors serving on its Board from six to eight and appointed Mr. Wesley R. Edens, Chief Executive Officer and Chairman of Fortress, and Mr. Robert I. Kauffman, President of Fortress, to fill the newly created vacancies on the Board and (ii) authorized the Issuer to enter into a Supplemental Agreement to the Stock Purchase Agreement (the "Supplemental Agreement"'). The Supplemental Agreement provides that upon the Issuer's stockholders' approval at a special meeting of stockholders to be held no later than April 30, 2000 (the "Special Meeting"), the Board will be reconstituted to consist of seven directors, including (i) Mr. Edens, Mr. Kauffman and two directors selected by Mr. Edens and Mr. Kauffman who shall be "independent directors" and
        (ii) Mr. Ronn K. Lytle, the Issuer's current Chairman and Chief Executive Officer, Mr. Paul Low, a current member of the Board, and a nominee of Messrs. Lytle and Low, with Mr. Edens serving as Chairman and Chief Executive Officer and Mr. Lytle serving as Vice Chairman.

               The Supplemental Agreement also provides that if, among other things, the stockholders approve the reconstituted Board at the Special Meeting, Fortress or an affiliate of Fortress will, within the six-month period following the date of the Special Meeting, acquire no less than five million shares of Common Stock through, at Fortress' option (i) open-market purchases, (ii) the conversion of Preferred Stock or (iii) a combination thereof. Purchases by Fortress and/or its affiliates of Common Stock through the date of the Special Meeting shall be considered as part of such five million shares. If Fortress' obligation to acquire Common Stock pursuant to the Supplemental Agreement is fulfilled solely through open-market purchases, then the total investment by Fortress will represent an ownership interest in the Issuer of approximately 23 percent, based on 67,610,405 shares of Common Stock outstanding as of December 7, 1999 and assuming full conversion of the Preferred Stock.

               On December 9, 1999, the Issuer announced that its Board of Directors had authorized the Company to purchase through a tender offer up to 10,000,000 shares of its Common Stock for a cash purchase price of $4.55 per share. This tender offer by the Issuer is unrelated to Fortress' investment in the Preferred Stock Assuming the successful completion of this 10,000,000 share tender offer, Fortress' investment in the Preferred Stock will represent an ownership interest in the Issuer, assuming full conversion of the Preferred Stock, of (i) approximately 19 percent, without giving effect to any open-market purchases of Common Stock pursuant to the Supplemental Agreement and (ii) approximately 27 percent, if Fortress satisfies its obligation to acquire 5,000,000 shares of Common Stock pursuant to the Supplemental Agreement solely through open-market purchases.

        The Supplemental Agreement also provides as follows:

        o Until the earlier to occur of (i) the approval of certain matters contemplated by the Supplemental Agreement that may require the approval of the Issuer's stockholders (the "Proposal") at the Special Meeting and the consummation of the actions contemplated thereby, (ii) Fortress' receipt of the Put/Call Payment (defined below), (iii) the expiration of the 30 day period following the date of the Special Meeting and (iv) April 30, 2000 (the
        "Transition Period"), the Issuer shall conduct its business only in the ordinary course, in accordance with prudent practice and consistent with past practice established in 1999.

        o Fortress has the right to cause the Issuer to purchase from Fortress all, but not less than all, of the outstanding Preferred Stock (the "Fortress Put"), for a price equal to 103% of the purchase price of the Preferred Stock plus accrued and unpaid dividends thereon (the "Put/Call Payment") if:

               (a) the proposal relating to the reconstitution of the Board, as discussed above, is not approved by the Issuer's stockholders at the Special Meeting on or before April 30, 2000; or

               (b) during the Transition Period, the Issuer shall not have conducted its business in the ordinary course (other than actions taken outside such scope at the request or with the approval of Fortress) or there shall have been a material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Issuer, whether or not arising in the ordinary course of business (except a material adverse change directly resulting from any action taken at the request or with the approval of Fortress or a material adverse change resulting from adverse economic conditions in the industry in which the Issuer operates).

        o The Issuer can cause Fortress to sell to it all, but not less than all, of the Preferred Stock (the "Capstead Call") for the Put/Call Payment if the Proposal is not approved at the Special Meeting.

        o The Fortress Put and the Capstead Call shall expire on the earlier to occur of 30 days following the Special Meeting and May 31, 2000.

        o In the event of a change in control of the Issuer (as defined in the Supplemental Agreement) after the Special Meeting and prior to December 9, 2004, except for certain business combinations approved by Fortress, Fortress can cause the Issuer to purchase from Fortress all, but not less than all, of the Preferred Stock outstanding at such time (the "Change in Control Put") for the original per share purchase price of the Preferred Stock plus accrued and unpaid dividends thereon.


ITEM 5.               INTEREST IN SECURITIES OF THE ISSUER.

               See numbers 7-11 of the cover page to this Schedule 13D for the information required by Item 5.

               None of the Covered Persons directly owns any securities of the Issuer. However, by reason of their status as directors and/or directors of Fortress, the Covered Persons may be deemed to be the beneficial owners of the Preferred Stock and shares of the Common Stock owned directly or beneficially by Fortress. Fortress has been advised that each of the Covered Persons disclaims beneficial ownership of the Preferred Stock and any shares of the Common Stock from time to time owned directly or beneficially by Fortress.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Not applicable.


ITEM 7.               MATERIAL TO BE FILED AS EXHIBITS.


        Exhibit 1 Series C and Series D Convertible Preferred Stock Purchase Agreement, dated as of December 9, 1999, by and among Capstead Mortgage Corporationand Fortress Investment Corp.

        Exhibit 2 Supplemental Agreement to the Stock Purchase Agreement, dated as of December 9, 1999, by and among Fortress Investment Corp.and Capstead Mortgage Corporation


                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December   17, 1999


                                             FORTRESS INVESTMENT CORP.


                                       By:   /s/ Randal A. Nardone
                                             ------------------------------
                                             Randal A. Nardone
                                             as Secretary and Chief Operating
                                             Officer



                                                                    ANNEX A


                      DIRECTORS AND EXECUTIVE OFFICERS
                        OF FORTRESS INVESTMENT CORP.

        The name and principal occupation of each of the executive officers and directors of Fortress Investment Corp are listed below. Except as set forth below, the principal business address of each of the executive officers and directors of Fortress Investment Corp. is 1301 Avenue of the Americas, New York, NY 10019.


            NAME                               PRINCIPAL OCCUPATION
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Wesley R. Edens               Chief Executive Officer and Chairman of the
                              Board of Directors of Fortress Investment
                              Corp.
Robert I. Kauffman            President and Director of Fortress Investment
                              Corp.
Mark H. Burton                Managing Director in the Financial Services
                              Group at Lehman Brothers Inc.*
Douglas L. Jacobs             Senior Vice President and Treasurer of Fleet
                              Financial Group **
Stuart A. McFarland           Managing Partner of Federal City Capital
                              Advisors, LLC ***
Gregory F. Hughes             Chief Financial Officer of Fortress
                              Investment Corp.
Randal A. Nardone             Chief Operating Officer and Secretary of
                              Fortress Investment Corp.
Erik P. Nygaard               Chief Information Officer and Treasurer of
                              Fortress Investment Corp.

----------------

* Mr. Burton is an Independent Director of Fortress Investment Corp. Mr. Burton's principal business address is Lehman Brothers, 3 World Financial Center, 16th Floor, New York, New York 10285.

** Mr. Jacobs is an Independent Director of Fortress Investment Corp. Mr. Jacobs' principal business address is Fleet Financial Group, 75 State Street, Mail Stop MABO F03E, Boston, Massachusetts 02109.

*** Mr. McFarland is an Independent Director of Fortress Investment Corp. Mr. McFarland's principal business address is Federal City Capital Advisors LLC, 1341 G Street NW, Suite 720, Washington, D.C. 20005.